Exhibit (h)(6)

Domini Impact Investments LLC

532 Broadway, 9th Floor

New York, New York 10012

February 15, 2018

Domini Investment Trust

532 Broadway, 9th Floor

New York, New York 10012

Re:	Amended and Restated Expense Limitation Agreement

Ladies and Gentlemen:

Domini Impact Investments LLC currently provides oversight and administrative and management services to Domini Investment Trust (the “Trust”), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust’s series set forth below (each a “Fund”) or will reimburse the Fund for all expenses payable by the Fund to the extent necessary so that the Fund’s aggregate expenses (excluding brokerage fees and commissions, interest, taxes, and other extraordinary expenses), net of waivers and reimbursements, would not exceed, on a per annum basis, the percentage set forth below of that Fund’s average daily net assets.

Fund	Expense Cap

Domini Impact International Equity Fund – Class Y Shares	1.15%
Domini Impact Bond Fund – Class Y Shares	0.65%

The agreement in this letter shall take effect on February 15, 2018 or upon commencement of the Class Y share class, whichever occurs later, and shall remain in effect until November 30, 2019, absent an earlier modification by the Board of Trustees, which oversees the Fund.

Please sign below to confirm your agreement with the terms of this letter.

Sincerely,

Domini Impact Investments LLC

By:	/s/ Carole M. Laible
Carole M. Laible
Chief Executive Officer

Agreed:
Domini Investment Trust

By:	/s/ Christina Povall
Christina Povall
Treasurer and Vice President